E:	kevin@bevilacquapllc.com

T:	202.869.0888

W:	bevilacquapllc.com

July 9, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jee Yeon Ahn
Michael Volley
Aisha Adegbuyi
Tonya Aldave

Re:	Sibo Holding Limited
Amendment No. 2 to
Draft Registration Statement on Form F-1
Submitted June 23, 2025
CIK No. 0002043392

Ladies and Gentlemen:

We hereby submit the responses of Sibo Holding Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 30, 2025, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form F-1 submitted on June 23, 2025. Concurrently with the submission of this letter, the Company is submitting an Amendment No. 3 to Draft Registration Statement (the “Amendment No. 3”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Draft Registration Statement on Form F-1

Risk Factors

Risks Related to Doing Business in Jurisdictions We Operate

Substantially all our operations are in Hong Kong, page 29

1.	We note your response to prior comment 3, and that you removed the following disclosure in the heading of this risk factor: “[c]hanges in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.” Please reinstate this disclosure in the risk factor subheading. In addition, please remove the phrase “through regulatory, administrative, or other means” from the second full paragraph in the risk factor.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have reinstated the disclosure in the risk factor subheading on page 29 by adding the following language: “including the risk that changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.” We have also included the corresponding language at the end of the second full paragraph of the risk factor. In addition, we have removed the phrase “through regulatory, administrative, or other means” from the second full paragraph in accordance with the Staff’s comments.

1050 Connecticut Ave., NW, Suite 500
Washington, DC 20036

PG. 2 July 9, 2025

Regulations, page 85

2.	We note your response to prior comment 1 and that you continue to exclude Hong Kong and Macau from the definition of the “PRC laws and regulations.” Please either remove the carve-out that currently excludes Hong Kong from the definition or describe the impact of Hong Kong laws on your business, such as:

●	China’s Enterprise Tax Law (“EIT Law”) which imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of Mainland China;

●	disclose on the cover page how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong may impact your ability to conduct your business, accept foreign investment, or list on a U.S. or foreign exchange; and

●	explain whether there are any commensurate laws or regulations in Hong Kong, which result in oversight over data security and explain how this oversight impacts your business and the offering and to what extent you believe that you are compliant with the regulations or policies that have been issued.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have removed the carve-out on page ii that excluded Hong Kong and Macau from the definition of “PRC laws and regulations.”

Description of Share Capital, page 103

3.	We note your response to prior comment 10. Please further revise your disclosure on page 104 to describe sunset provisions that limit the lifespan of high-vote shares or advise.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that, on page 104, we have described all the events (including exceptions) that may trigger the mandatory conversion of high-vote shares. There are no other sunset provisions in our Second Amended and Restated Memorandum and Articles of Association that may limit the lifespan of high-vote shares.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies - Income Taxes, page F-14

4.	Please refer to prior comment 11. We note you reported significant taxable income in 2024 which resulted in Sibo not having cumulative losses in recent years. We note guidance in ASC 740-10-30-21 related to negative evidence focuses on cumulative losses in recent years. Please provide us an updated analysis of whether it was more likely than not that the deferred tax assets would be realized as of December 31, 2024 which incorporates the significant taxable income in 2024 which results in you not having cumulative losses in recent years. Also, please provide us an estimate of book or taxable income generated through the most recent date available in 2025 and provide an updated earnings outlook for the remainder of 2025, if available.

RESPONSE: In response to the Staff’s comment, the Company has reassessed the realizability of its deferred tax assets as of December 31, 2024 in accordance with ASC 740, considering the significant taxable income reported in 2024 and the resulting position of no longer being in a cumulative loss over the most recent three-year period.

PG. 3 July 9, 2025

The Company’s core business consists primarily of financial advisory services related to loan arrangements, real estate transactions, and other financing-related activities. Revenue is generated on a project-by-project basis and is highly dependent on the successful execution and timing of individual advisory mandates. As a result, revenue and taxable income are inherently nonrecurring and volatile, with limited visibility beyond short-term engagements.

Although the Company generated taxable income in 2024 and is no longer in a three-year cumulative loss position, management concluded that a full valuation allowance remains appropriate as of December 31, 2024. This conclusion is based on the following key considerations:

●	As of December 31, 2024, the Company had accumulated tax loss carryforwards of approximately HK$30.8 million, primarily attributable to significant operating losses incurred over multiple earlier fiscal years, well beyond the most recent three-year period.

●	While the 2024 income is a positive indicator, the magnitude and duration of historical losses remain significant negative evidence under ASC 740-10-30-21, particularly in the absence of a consistent earnings trend over time.

●	The Company’s forecast for the year ending December 31, 2025 anticipates a net income of not more than approximately HK$13.2 million, which would allow partial utilization of the tax losses. However, the realization of this income is heavily dependent on the successful completion of a limited number of material advisory projects, which as of December 31, 2024, had not yet been contractually secured.

●	The project-based and transactional nature of the Company’s business model continues to limit its ability to reliably forecast future taxable income beyond a one-year horizon. The Company does not generate recurring revenue and lacks multi-year contractual income, making long-term projections highly uncertain and speculative.

In accordance with ASC 740-10-30-21, while the short-term profitability and 2025 forecast are considered positive evidence, management concluded that they do not outweigh the significant negative evidence, including the long history of tax losses, the lack of recurring income, and the execution risk associated with the forecast. Accordingly, management has determined that it is not more likely than not that sufficient future taxable income will be available to realize the deferred tax assets, and a full valuation allowance remains appropriate as of December 31, 2024.

As of May 31, 2025, the Company generated an estimated book loss of not less than approximately HK$7 million. The Company expects to generate net income of approximately HK$20.2 million during the second half of 2025, driven by the anticipated completion of several material advisory mandates. While this forecast reflects a potential rebound in earnings, the Company notes that these transactions remain subject to timing, regulatory, and client-related uncertainties. Given the execution risk and the Company’s lack of recurring income streams, management does not consider this to provide sufficient positive evidence to warrant reversal of the valuation allowance at this time.

The Company will continue to reassess the need for a valuation allowance in future reporting periods based on the weight of all available positive and negative evidence in accordance with ASC 740.

PG. 4 July 9, 2025

5.	Please refer to prior comment 11. We note that you indicate that the IRD must review and confirm the validity of carried-forward tax losses when claimed and the IRD may disallow losses due to dormancy, changes in business or ownership, or insufficient evidence of commercial activity. You indicate that in your case, you believe that the carried-forward tax losses have arisen from the same ongoing trade or business and that no substantial change in ownership or discontinuation of business has occurred. This assertion appears to indicate that the IRD may not have a basis to disallow carried-forward tax losses. However, it appears that you believe the uncertainty with IRD confirmation is negative evidence which you believe supports recognizing a deferred tax asset valuation allowance. Please further explain why you believe the uncertainty rises to a level to support a valuation allowance considering your assertion that you do not have any attributes that the IRD would consider in order to disallow losses.

RESPONSE: In response to the Staff’s comment, the Company acknowledges that it has not identified any specific disqualifying factor under Hong Kong tax legislation that would preclude the utilization of its carried-forward tax losses. The Company believes the losses arose from the same ongoing trade or business and that there has been no substantial change in ownership or business discontinuation.

However, the Company would like to emphasize that the deferred tax assets relate to a significant amount of tax loss carryforwards accumulated over multiple prior years during which the Company experienced substantial losses. Although the Company has filed its annual tax returns in accordance with Hong Kong requirements, the IRD has not issued any tax assessments or official statements confirming the validity or amount of the tax losses claimed.

The Hong Kong tax system operates under a territorial and self-assessment regime, where the IRD does not proactively confirm the acceptability of reported losses. Instead, such tax loss claims are only subject to formal review at the time they are utilized to offset assessable profits in future periods. As stated in the IRD’s Departmental Interpretation and Practice Notes No. 7 (DIPN 7):

“Losses claimed in a return are accepted on a provisional basis only. When losses are eventually claimed for set-off, the IRD may examine whether the losses were properly computed and whether there has been any change in shareholding or in the nature of the business such that the right to claim the loss may be restricted.”
— DIPN 7 (Revised), paragraph 41

Although management believes the Company has complied with all relevant requirements and has not undergone any disqualifying change, there remains jurisdictional tax position uncertainty that must be considered in evaluating whether the deferred tax assets are more likely than not to be realized. This uncertainty is heightened by:

●	The age and magnitude of the accumulated losses,

●	The absence of any prior IRD-reviewed loss claims, and

●	The Company’s episodic operating history, which may prompt scrutiny regarding the commercial substance or continuity of operations in certain earlier years.

This tax position risk is one component of the Company’s overall analysis under ASC 740-10-30-8 and 30-25, which also considers the Company’s project-based revenue model, lack of sustained profitability, and forecast uncertainty. Taken together, management has concluded that it is not more likely than not that the deferred tax assets will be realized, and accordingly, continues to maintain a full valuation allowance as of December 31, 2024.

The Company will reassess the realizability of deferred tax assets in future reporting periods, including after:

●	The 2025 income has been realized, and/or

●	The IRD has reviewed and accepted the Company’s first claim to utilize historical tax losses.

PG. 5 July 9, 2025

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at 202-869-0888 (ext. 101) or Xinyun Fan, Chief Financial Officer of Sibo Holding Limited at 852-3980 6200.

Sincerely,

/s/ Kevin Sun
Kevin Sun, Esq.
Bevilacqua PLLC

cc.	Ju Liu, Chairman of the Board of Sibo Holding Limited